

November 22, 2011

Via E-Mail
Mr. Yi Lung Lin
President and Chief Executive Officer
Genufood Energy Enzymes Corp.
Two Allen Center
1200 Smith Street, Suite 1600
Houston, Texas 77002

> **Re:** **Genufood Energy Enzymes Corp.**
> **Registration Statement on Form S-1/A**
> **Filed November 7, 2011**
> **File No. 333-171784**

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In your next amendment, please update your financial statements as required by Rule 8-08 of Regulation S-X.

Summary, page 5

2. We note your revised disclosure regarding your revenues earned to date and   your marketing and exporting efforts. In addition to your statement that you "have recently begun to market and export a limited number of [your] enzyme products," please clarify the specific time period over which these activities have taken place and the geographic markets to which you have begun marketing and exporting your products. In addition, here and on page 25 where you state that you "plan to begin to fully market and distribute" your products, please clarify what marketing efforts you

have undertaken thus far, and how you have distributed the products that resulted in revenue from sales to date.

3. We note your revisions to the legend on page 25 in response to our prior comment one. If you do not intend to sell a particular product, you should not describe it, nor should you include its image. Please revise the legend as necessary to make clear that the products displayed are either products that you sell or intend to sell. In addition, for each of the products displayed on pages 26 through 37, please clearly indicate which products you currently sell and which you do not and which products have earned revenues and which have not.

Summary Financial Information, page 8

4. Please refer to prior comment five. Please correct the amounts shown for net loss to agree to the corresponding amounts on your statement of operations.

Risk Factors, page 8

We lack an operating history and have not generated significant revenues… page 9

5. Please revise the heading and second sentence of this risk factor to state that you have only a limited operating history to date. Your statements about the company's "lack" of an operating history and "no operating history" do not appear to be accurate.

6. Please refer to your response to prior comment six. We continue to believe that you should revise your disclosure to include a risk factor that discusses your lack of internal personnel capable of preparing U.S. GAAP financial statements. Also, disclose that the Company engages Albeck Financial to prepare and assist with all accounting and financial reporting responsibilities. In this disclosure include a description of the experience and qualifications of this firm regarding the preparation of U.S. GAAP financial statements.

Our sole officer and two directors Messrs. Lin and Hsu have entered into several agreements…, page 11

7. We note your addition of this risk factor in response to our prior comment seven. Please expand the risk factor to:

    *   Specify the agreements entered into by the company with entities controlled by Messrs. Lin and Hsu; and
    *   clarify that the conflicts of interest arising from these agreements existed at the time the agreements were entered into.

Our two directors have other business interests…, page 11

8. We note your addition of this risk factor in response to our prior comment eight. Please expand the risk factor to disclose the nature of the business conducted by Taiwan Cell Energy Enzymes Corp. and whether such business could compete with your company.

Revenues, page 44

9. Please expand your disclosure here to identify the geographic location of your sales and any significant customers that contributed to the sales you disclose.

Financial Statements for the Fiscal Year Ended September 30, 2010
Notes to Financial Statements

Income Taxes, page F-7

10. Please refer to prior comment 22. As previously requested, please correct your disclosure in the next to last paragraph to state that the effective tax rate for fiscal 2010 was zero, consistent with other disclosure in this footnote.

Note 7—Common Stock, page F-21

11. Please refer to your response to prior comment 23. Your disclosure on pages 3 and 7 states that you "determined the offering price by considering, among other factors, a business valuation that was conducted by our management, " and your disclosure on page 14 states that the offering price was determined based on your business risks, prevailing market conditions, future prospects and capital structure. However, your disclosure on page 14 also states that the "offering price and other terms and conditions relative to our shares have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value." These disclosures appear to be inconsistent. Please revise your disclosure throughout the filing to conform to the assertions in your response, which indicates that your offering price was arbitrarily determined, and eliminate all inconsistent disclosure. For example, remove the reference on pages 3 and 7 to your consideration of a business valuation conducted by management and your statement on page 14 that the initial offering price was determined based on your business risks, prevailing market conditions, future prospects and capital structure. Also, disclose the methods and key assumptions in the expert third party valuation report that you used to determine the $0.01 per share for shares issued from October 15, 2010 through August 17, 2011.

<u>Unaudited Financial Statements for the Nine Months Ended September 30, 2011</u>
<u>Notes to Unaudited Financial Statements</u>

<u>Note 8—Related Party Transactions, page F-22</u>

12. Consistent with your response to prior comment 25, please revise your disclosure to state that $50,000 of offering costs were paid in common stock and $200,000 of offering costs were paid in cash. In addition, revise the related captions in your consolidated statements of stockholders' equity (deficit), accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Wyman at 202-551-3660 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Daniel Greenspan, Branch Chief, at 202-551-3623 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director